SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2003

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Hipolito Yrigoyen 440, 3rd Floor, (1001)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F    ☑         Form 40-F    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐            No    ☑

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English version of the press release related to the quarterly financial statements of the three month period ended on September 30, 2003.

Fertile Land

CRESUD

Earning Release – IQ Fiscal Year 2004

CRESUD cordially invite you to participate in the

First Quarter Fiscal Year 2004 Results Conference Call

Friday, November 14, 2003 at 10:45 a.m.

Eastern Standard Time

The call will be hosted by:

Alejandro Elsztain, Director

Gustavo Mariani, Finance Manager

If you would like to participate, please call:

1-888-243-3996 if you are in the US or

1 (973) 935-2403 for international calls

Preferably 10 minutes before the call is due to begin.

The conference will be in English.

PLAYBACK

Monday, November 17, 2003

Please call: 1-877-519-4471 (US)

1 (973) 341-3080 (International)

With the PIN # 4303434

FOR IMMEDIATE RELEASE

For further information Alejandro Elsztain – CEO Gustavo Mariani – Finance Manager +54 11 4323 – 7513 gmariani@cresud.com.ar www.cresud.com.ar
Cresud announces its results for the first quarter ended September 30, 2003

Buenos Aires, September 11, 2003 – Cresud S.A.C.I.F.y A. (Nasdaq: CRESY – BASE: CRES), one of the leading agricultural companies in Argentina, today announces the results for its first quarter fiscal year 2003 ended September 30, 2003.

The Financial Statements ended on September 30, 2003 show the effects of inflation up to February 28, 2003, the date on which the adjustment for inflation of financial statements was eliminated as established by the Argentine Securities Commission. The corresponding amounts for the period ended on September 30, 2003 have been restated at year-end, adjusted by the 0.9938 wholesale inflation coefficient during September 2002 and February 2003.

Results for the first quarter of fiscal Year 2004 showed a net loss of Ps. 2.0 million as compared to a Ps. 9.1 million profit registered during the same period of the previous fiscal year.

The decrease in the net result is a consequence of the lesser amount of crops sold, the lower revaluation of cattle compared to the previous year and the net loss derived from our share in IRSA Inversiones y Representaciones S.A

The operating result showed for the three month period ended on September 30, 2003 a Ps. 1.6 million profit, compared to a Ps. 10.8 million profit registered during the same period of the previous fiscal year.

Consolidated net sales for the period amounted to Ps. 12.2 million, 44% lower than those registered during the same period of the previous fiscal year, mainly due to the lesser volume of crops sold during the quarter.

Gross profit during the first three months of FY 2004 amounted to Ps. 2.1 million as compared to Ps. 5.2 million registered during the same period of the previous year. The main cause of this reduction was the lower gross profit obtained in the crop segment.

Results from related companies showed a Ps. 2.8 million loss, mainly due to our 23% ownership share in IRSA Inversiones y Representaciones S.A.

Summary of operations

Crops

During the quarter, the harvest corresponding to the previous season was completed reaching a total production of 72.8 million tons, of which 41 % corresponded to corn, 34% to soybean, 13% to wheat, 4% to sunflower and the rest to other crops.

Crop sales for the quarter amounted to Ps. 5.6 million as compared to Ps. 16.8 million registered during the previous year. The volume of crops sold reached 12,202 tons at an average price of Ps. 383 per ton as compared to 37,268 tons sold at an average price of Ps. 439 per ton during the same quarter of the previous fiscal year.

Our crop stock at the closing of the quarter amounted to 15,317 tons of which 2,542 tons correspond to soybean and 12,734 to corn.

Gross profit corresponding to this segment for the quarter ended on September 30, 2003 amounted to Ps. 1.1 million as compared to a Ps. 3.4 million profit registered during the same period of the previous fiscal year.

Forecasts for the price of crops are promising, due to the increasing demand of China, the low world stocks and cuts to US and European production estimates. The price of soybean will be determined according to the advance of the US and Latin American harvests.

For the current season we have destined 21,706 hectares to agriculture, of which 8,489 hectares were leased to third parties. The total area destined to agriculture decreased 1,932 hectares, as compared to the previous year, due to the lesser land leased to third parties.

Considering the rise in the price of leased land, we adopted a cautious decision not accepting such rise and only leasing land at prices which would allow us to acquire appropriate margins, and not speculating with the price that commodities could reach in the future.

Most of the land leases were agreed at a fixed price prior to harvest and only a small percentage was leased under crop sharing agreements.

Cattle Beef

As of September 30, 2003, the Company’s cattle stock amounted to 83,767 heads with 126,100 hectares destined to this activity.

Livestock sales increased 32 % from Ps. 4.2 million as of September 30, 2002 to Ps. 5.5 million as of September 30, 2003. During the quarter a total of 3,048 tons were sold at an average price of Ps. 1.8 per kilogram, while during the first three months of fiscal year 2002 the tons sold amounted to 2,147 with an average price of Ps. 1.52 per kilogram.

Gross profit for the cattle beef segment amounted to Ps. 0.9 million, as compared to Ps. 1.8 million registered during the first quarter of the previous fiscal year. This decrease in the profit was a consequence of the cattle finished in our Feed Lot where costs were higher, though generating an increase in the production due to the higher cattle rotation and the shorter fattening period.

Cattle beef production amounted 2,069 tons, representing a 4.6% increase compared to the previous fiscal year, mainly due to an increase in the average cattle stock.

Milk

Milk production increased 6.5% during the quarter from 1.7 million liters as of September 30, 2002 to 1.8 million liters as of September 30, 2003.

Gross profit as of September 30, 2003, increased to Ps. 0.3 million, 25% higher than the profit obtained during the same quarter of the previous fiscal year.

Currently the Company’s only dairy farm is located at La Juanita, where the feeding system is based solely on pastures. This feeding system, of lower cost, allows an enhancement of milk margins as compared to systems based on grains.

The milk business in Argentina went through severe oscillations during the course of time, from the euphoria of 1997 and 1998 to the 2001 crisis. Actually, with firm prices, this segment is once again attractive.

Clearing and development of marginal land

We believe that the business’s potential, as has happened in various countries, relies on the development of marginal land; using state of the art technology, yields comparable to those of the nucleus area can be obtained.

For the current season, to the 14,000 productive hectares destined to cattle in our Los Pozos farm, located in Salta, we have added 1,300 hectares for soybean production and clearing works on 18,000 additional hectares for cattle were started. Actually, our Los

Pozos farm shows returns in the cattle business above the company’s media and the industry’s average.

Additionally, we continue to clear 1,185 hectares in our AgroRiego San Luis farm, located in the province of San Luis, for crop irrigation.

Cresud’s land reserves amount to 272,000 hectares which were acquired at very low prices. We believe that with the development of these areas, together with proper technology, the value of land will rise generating interesting returns for the Company.

Sale of El 41-42 farm

On August 22, 2003, the bill of sale of our cattle ranch El 41-42, of 6,478 hectares, located in the province of Chaco, was signed for a total of U$ 1 million. This operation will generate a U$ 0.4 million profit, which will be recorded in our next quarter’s balance sheet.

Feed Lot

During the quarter, our 170 hectare Feed Lot, located in the province of San Luis, where the Company’s equity interest through Cactus Argentina S.A. is 50%, kept consolidating its growth, operating at 100% of its capacity and with an approximate 20 day delay in the waiting list.

Due to the constant increase in the demand for the use of our Feed Lot, we have started works to enlarge the capacity of our first enterprise in approximately 4,000 heads and we plan the development of a second enterprise with a capacity that has not been determined yet.

The uniformity obtained in the final product of the feed lot cattle has granted buyers a high quality product, making its commercialization easy and obtaining higher prices at the moment of selling

During the quarter ended September 30, 2003, Cactus Argentina S.A.’s income amounted to Ps. 5 million, 17% higher than that registered during the same quarter of the previous fiscal year.

INTERNET

Fyo.com, internet site where the company’s equity interest amounts 70%, maintains its position as leading agriculture site and has started to expand the scope of commercial services for the farming community through the direct sale of inputs and crop brokerage.

Actually, Futuros y Opciones.com S.A. has a database of 35,000 users and more than 5,000 farmers entitled to carry out deals. Our strategy is focused in commercial services for farmers, using Cresud’s expertise and operative capacity in the business, being FyO the link with the client.

During the quarter ended on September 30, 2003, Futuros y Opciones.com S.A.’s income amounted to Ps. 0.2 million, 35% higher than that registered during the same quarter of the previous fiscal year. The net result for the quarter showed a Ps. 0.2 million loss.

Principal Operative Indicators For the three-month period ended September 30, 2003 and 2002
	3 months as of September, 30 2003	3 months as of September, 30 2002%
Sales Volume
Wheat (tons)	182	2,402	–92.4%
Corn (tons)	4,588	17,131	–73.2%
Sunflower (tons)	—	9	–100.0%
Soybean (tons)	7,432	17,727	–58.1%
Others (tons)	—	—

Total crops (tons)	12,202	37,269	–67.3%

Beef Cattle (tons)	3,048	2,147	42.0%
Milk (Thousand of liters)	1,804	1,695	6.4%

Production
Wheat (Tons)	—	5,323	–54.6%
Corn (Tons)	2,415	9	–100.0%
Sunflower (Tons)	—
Soybean (Tons)	19	—
Beef Cattle (Tons)	2,069	1,977	4.6%
Milk (Thousand of liters)	1,804	1,695	6.4%

Area under Development (acres)
Crops Owned Farms	13,217	10,010	32.0%
Leased Farms	8,489	13,628	–37.7%
Beef-Cattle Owned Farms	126,100	141,453	–10.9%
Leased Farms	—	—

Area under Irrigation (acres)	3,093	2,814	9.9%

Storage Facilities (tons)	18,360	23,450	–21.7%

Head of Beef Cattle	83,767	83,991	–0.3%
Dairy Stock (head of cattle)	1,297	1,305	–0.6%

Results from IRSA Inversiones y Representaciones S.A.

Quaters result derived from our equity interest in IRSA Inversiones y Representaciones (NYSE: IRS – BCBA: IRSA) showed a Ps. 3.5 million loss as compared to a Ps. 11.9 million profit as of September 30, 2002.

IRSA’s result was strongly influenced by fluctuations of the exchange rates, which derived in a 4 % appreciation during the quarter, generating a Ps. 14.1 million negative result to such company. Regarding its operating result IRSA showed a Ps. 8.8 million profit as compared to a Ps. 4.7 million loss during the same period of the previous fiscal year.

IRSA is Argentina’s leading real estate company with a totally diversified portfolio of properties. IRSA participates in the following business segments:

•        Office rental with more than 85,000 m2 for lease.

•        Operation of Shopping Centers through its 55% equity interest in Alto Palermo S.A. (APSA) (Nasdaq: APSA, BCBA: APSA). APSA is one of the leading operators of shopping centers in Argentina and owns or has majority interest in 7 shopping centers with 147,021 m2 of gross leasable area.

•        Sale of residential properties.

•        Holding and operation of luxury hotels through its equity interest in 3 five star hotels.

Besides, IRSA owns land reserves for future developments valued at Ps. 370 million.

IRSA’s total assets amount to Ps. 2,033.5 million and its net worth amounts Ps. 794,3 million.

As of September 30, 2003, our equity interest in IRSA amounted to 23.3% of the outstanding shares in circulation. Additionally, we own U$ 49.9 million in bonds convertible to shares issued by IRSA which bear an option to purchase additional shares of the company. If both the option and our warrants are executed like the rest of the other holders, CRESUD would own 40% of IRSA stock. Currently, our equity interest in IRSA is valued through the proportional equity value method.

Other relevant highlights

Conversion of bonds

Up to date, the total amount of converted bonds reached 428,055 units of U$ 1 nominal value each, while the corresponding ordinary shares issued amounted 842,952 at Ps. 1 nominal value each.

Likewise, 150,003 warrants were executed, issuing the corresponding 295,396 shares, in return for U$ 180,000.

Consequently, as of today the amount of outstanding bonds, totals U$ 49,571,945 while the amount of company’s stock is 125,422,740.

Distribution of Dividends

On October 31, 2003, the Ordinary and Extraordinary Shareholder’s Meeting approved the distribution of cash dividends for a total amount of Ps. 1.5 million or Ps. 1,2 cents per share (Ps. 12 cents per ADR). Likewise, the availability of such amount was delegated to the Board of Directors.

Principal Consolidated Indicators

For the first quarter ended September 30, 2003 and 2002

(In Argentine Pesos denominated in constant currency as of 02/28/03)

Income Statement	3 months as of September, 30 2003	3 months as of September, 30 2002%

Sales
Crops	5,606,579	16,832,895	–66.7%
Beef cattle	5,528,436	4,185,436	32.1%
Milk	884,035	544,799	62.3%
Others	185,643	149,786	23.9%

Net Sales	12,204,693	21,712,916	–43.8%

Cost of goods sold	—	—
Crops	(4,457,008)	(13,429,085)	–66.8%
Beef cattle	(4,607,661)	(2,358,479)	95.4%
Milk	(629,272)	(340,066)	85.0%
Others	(371,815)	(384,831)	–3.4%

Total Cost	(10,065,756)	(16,512,461)	–39.0%

Crops	1,149,571	3,403,810	–66.2%
Beef cattle	920,775	1,826,957	–49.6%
Milk	254,763	204,733
Others	(186,172)	(235,045)

Gross Income	2,138,937	5,200,455	–58.9%

Selling expenses	(994,700)	(1,429,856)	–30.4%
Administrative expenses	(1,142,571)	(654,389)	74.6%
Result from sale of fixed assets	709,642	23,883
Beef cattle holding results	845,092	7,657,431

Operating income (loss)	1,556,400	10,797,524

Financial and Holding results	—	—
Generated by assets	9,342,376	(8,246,764)
Generated by liabilities	(9,182,630)	3,001,971
Donations	—	(705,527)
Other income and expenses	(97,013)	(47,718)
Results from related companies	(2,833,342)	12,706,903
Management fees	—	(1,567,839)

Income before Income Tax	(1,214,209)	15,938,551
Income tax	(807,243)	(6,908,472)
Minority interest	50,693	54,515

Net Income	(1,970,759)	9,084,594

Summary of Balance Sheet	As of September 30, 2003	As of June, 30 2003	As of September 30 2002

Current Assets	55,637,018	58,429,226	104,289,321
Non current Assets	515,628,858	509,353,863	287,279,579

Total Assets	571,265,876	567,783,089	391,568,900
Current Liabilities	14,517,357	15,076,827	35,194,339
Non current Liabilities	166,087,662	160,700,428	24,247,274

Total Liabilities	180,605,019	175,777,255	59,441,613
Minority Interest	156,019	206,709	376,238
SHAREHOLDERS’ EQUITY	390,504,838	391,799,125	331,751,049

Principal Offices

Hipólito Yrigoyen 440 3rd Floor

Tel +(54 11) 4814-7800/9

Fax +(54 11) 4814-7876

www.cresud.com.ar

C1086AAF – Autonomous City of Buenos Aires – Argentina

Investor Relations

Alejandro Elsztain—CEO

Gustavo Mariani – CFO

Tel +(54 11) 4323 7513

e-mail gm@cresud.com.ar

Company’s Legal Counsel

Estudio Zang, Bergel & Viñes

Tel +(54 11) 4322 0033

Florida 537 18th Floor

C1005AAK – Autonomous City of Buenos Aires – Argentina

Company’s Independent Auditors

PricewaterhouseCoopers Argentina

Tel +(54 11) 4319 4600

Av. Alicia Moreau de Justo 240 2nd Floor

C1107AAF – Autonomous City of Buenos Aires – Argentina

Registrar and Transfer Agent

Caja de Valores S.A.

Tel +(54 11) 4317 8900

25 de Mayo 362

C1002ABH – Autonomous City of Buenos Aires – Argentina

Depositary Agent of ADS’s

Bank of New York

Tel 1 888 BNY ADRS (269-2377)

Tel +(1 610) 312 5315

1258 Church Street Station

10286 – New York, NY – United States of America

BASE Symbol: CRES

Nasdaq Symbol: CRESY

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD S.A.C.I.F. and A

By:	/S/ SAÚL ZANG

Name: Saúl Zang
Title: Second Vice Chairman of the Board of Directors

Dated:    November 12, 2003